EXHIBIT 99.5

Suriname: TotalEnergies Expands its Presence
with Two New Shallow Water Exploration Licenses

Paris, June 25, 2021 – TotalEnergies and its partner Qatar Petroleum have been awarded Block 6 and Block 8 in the Suriname SHO Bid Round 2020/2021. TotalEnergies shall operate these blocks, situated in shallow water with depths between 30 meters and 50 meters, and adjacent to the TotalEnergies operated Block 58, where 4 significant discoveries have been made since January 2020 and where operations are continuing in 2021.

With these two new operated exploration blocks, TotalEnergies expands its position in Suriname, an emerging world class basin. A 3D seismic acquisition campaign will be carried out on these 2 licenses to confirm their potential.

“This award demonstrates our ability to capture exploration acreage in a core area for TotalEnergies, pursuing our strategy of exploring for low development cost oil resources in highly prospective basins, particularly here, reinforcing our operatorship position in Suriname Block 58 ”, said Kevin McLachlan, Senior Vice President Exploration. “We are delighted to continue to expand our strategic international partnership with Qatar Petroleum on these blocks.”

TotalEnergies will operate the blocks with a 40% working interest, alongside Qatar Petroleum (20%) and the national company Staatsolie (40%).

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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